
September 23. 2014

Via E-mail
Ms. Christine M. Gorjanc
Chief Financial Officer
NETGEAR, Inc.
350 East Plumeria Drive
San Jose, California 95134

> **Re:** **NETGEAR, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended March 30, 2014**
> **Filed May 6, 2014**
> **Response dated August 27, 2014**
> **File No. 000-50350**

Dear Ms. Gorjanc:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 8. Income Taxes, page 83

1.   We note your response to comment 1. Please expand your disclosure to explain how your transfer pricing strategy is substantiated with objective positive evidence to support the realization of your deferred tax assets. Refer to the material terms of your Advance Pricing Agreements, as appropriate. In your tabular reconciliation of gross unrecognized tax benefits (UTB), please disclose transfer pricing uncertainties exclusive of corresponding benefits in other jurisdictions.

Ms. Christine M. Gorjanc
NETGEAR, Inc.
September 23, 2014
Page 2

Form 10-Q for the Quarter Ended March 30, 2014
5. Product Warranties, page 13

2.   We note your response to comment 2. You attribute much of the revenue increase in the
        Americas during the first quarter ended March 30, 2014 to the revenue increase in the
        Service Provider Business unit. However, in your earnings call for that period, Mr. C. S.
        Lo, the Company's CEO, had stated that "Our Service Provider Business Unit ended a
        solid first quarter, driven largely by revenue growth from the EMEA region." In order
        that we may better understand your disclosure and your response, please supplementally
        provide us a comparative breakdown of your segment revenues by geographic region for
        the first and second quarters of 2013 and 2014.

        You may contact Kathryn T. Jacobson, Senior Staff Accountant, at 202-551-3365 or
Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding
comments on the financial statements and related matters. Please contact Emily Drazan, Staff
Attorney, at 202-551-3208 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director